Mail Stop 3010

May 8, 2009

T. Michael Ansley
Diversified Restaurant Holdings, Inc.
21751 W. Eleven Mile Road
Suite 208
Southfield, MI 48076

> **Re: Amendment 1 to Form 8-K, Item 4.01**
> **Filed on May 8, 2009**
> **File No. 000-53577**

Dear Mr. Ansley:

We have reviewed your filing and have the following comments.

<u>Form 8-K, Item 4.01</u>

1. We have reviewed your amended 8-K and remain unclear of how you address the issue raised in the staff's letter dated April 29, 2009. In the Form 8-K filed on April 27, 2009, we noted that the report of Rehmann Robson, PC on the company's consolidated financial statements for the year ended December 31, 2008, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the *past two years* contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please amend, accordingly.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former

T. Michael Ansley
Diversified Restaurant Holdings, Inc.
May 8, 2009
Page 2

accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant